SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) 35300396090

ANNUAL SHAREHOLDERS´ MEETING

April 27, 2018

Synthetic remote voting map

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID), pursuant to CVM Instruction 481/09, discloses to its shareholders, the market in general and other interested parties the synthetic remote voting map, sent by the bookkeeping agent, consolidating the voting instructions rendered through the remote voting map sent to the depositary and the bookkeeping agent, referring to matters submitted to the deliberation of the Annual Shareholders´ Meeting to be held on April 27, 2018.

São Paulo, April 25, 2018.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) 35300396090

CONSOLIDATED REMOTE

VOTING MAP

Consolidated remote voting map for the Annual Shareholders' Meeting to be held on April 27, 2018 at 11:00 am at the Company's headquarters at Av. Brigadeiro Faria Lima nº 3400, 20th floor, in São Paulo, State of São Paulo.

Resolution Code	Description	Vote	Number of Shares
1	To take the management accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended December 31, 2017, with the allocation of the respective net income pursuant to article 189, caput of Law 6,404/76.	Approve	78,288,246
		Reject	-
		Abstain	2,364,053
2	To establish the annual aggregate compensation of the managers for the 2018 fiscal year, according to Management's Proposal.	Approve	42,189,806
		Reject	38,462,493
		Abstain	-
3	Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law 6,404 of 1976?	Yes	80,600,139
		No	-
		Abstain	52,160
4	Appointment of members for the Fiscal Council by minority shareholders: Susana Hanna Stiphan Jabra (effective member) Ian Peter Brandt Searby (alternate member)	Approve	80,600,139
		Reject	-
		Abstain	52,160

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer
COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.